EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the significant subsidiaries of Acacia Research Corporation:

Jurisdiction of Incorporation

Acacia Technologies Services Corporation	Delaware

Acacia Global Acquisition Corporation and subsidiaries	Delaware

Acacia Patent Acquisition Corporation and subsidiaries	Delaware

Acacia Global Acquisition Corporation and Acacia Patent Acquisition Corporation wholly own multiple consolidated operating subsidiaries, that are included in Acacia Research Corporation’s consolidated financial statements included elsewhere herein, each of which are separate and distinct legal entities, and all of which are in the patent acquisition, development, licensing and enforcement business.  All of the operating subsidiaries wholly owned by Acacia Global Acquisition Corporation and Acacia Patent Acquisition Corporation operate in the United States.